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05013646

December 27, 2005


SEC MAIL PROCESSING
RECEIVED
DEC 28 2005
WASH. D.C. 156 SECTION

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated December 23, 2005 announcing Arcelor's intention to make an enhanced all cash offer to acquire all of the outstanding common shares of Canadian steelmaker Dofasco Inc.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,


PROCESSED
JAN 05 2006
THOMSON
FINANCIAL

Sami Toutounji

Enclosure
cc: Regis Ramseyer
Arcelor SA



arcelor

PRESS RELEASE

ARCELOR ENHANCES OFFER TO ACQUIRE DOFASCO INC.

Luxembourg/Toronto – December 23rd, 2005 – Arcelor S.A. announces its intention to make an enhanced all cash offer to acquire all of the outstanding common shares of Canadian steelmaker Dofasco Inc. (TSX: DFS) at C$63.00 per share.

Arcelor expects that the Board of Directors of Dofasco will recognize that this offer is superior to ThyssenKrupp's offer. Arcelor is open to approaches by Dofasco's Board of Directors and / or another party to finalize the acquisition at this attractive price level for the Dofasco Shareholders.

Guy Dollé, Chief Executive Officer of Arcelor, reiterated that "Expansion into North America is a key strategic objective for Arcelor. We believe that Arcelor is an excellent partner for Dofasco. As a partner of the Arcelor group, Dofasco will become a stronger, more competitive steel producer on the North American steel market."

Mr. Dollé also underlined that Dofasco's highly regarded corporate values with respect to its relations with employees, and its legacy of active community engagement, are principles that Arcelor shares and will continue to support.

Full details of the offer will be included in the formal take-over bid and circular documents which Arcelor expects to mail to Dofasco shareholders in the coming days.

The offer will be open for acceptance for 35 days and will contain certain conditions that are customary to transactions of this nature, including the valid tender, and non-withdrawal, of at least 66-2/3% of Dofasco's common shares, waiver or other appropriate measures dealing with Dofasco's shareholder rights plan, receipt of required regulatory consents and approvals, the absence of litigation, no material adverse change at Dofasco and certain other conditions.

UBS and Merrill Lynch are acting as financial advisers to Arcelor in the context of this enhanced offer.

About Dofasco

Dofasco is a leading North American steel solutions provider. Its product lines include hot rolled, cold rolled, galvanized, and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

About Arcelor

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - aspires to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 94,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and aspires to be a benchmark for economic performance, labour relations and corporate social responsibility.

Forward Looking Statements

This press release contains "forward-looking statements" that are subject to a number of risks and uncertainties, many of which are beyond Arcelor's control, that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. All forward-looking statements speak only as of the date of this press release. Arcelor undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. There can be no assurance that any transaction between Arcelor and Dofasco will occur, or will occur on the timetable contemplated hereby.

For a discussion of risks and uncertainties regarding Arcelor's business, which could cause actual results to differ from those contained in the forward-looking statements please refer to the "Report on Risk Management" contained in Arcelor's Annual Report for the fiscal year ended December 31, 2004.

Corporate Communications
Tel.: +352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler: +352 4792 2360

Luc Scheer: +352 4792 4455

Jean Lasar: +352 4792 2359

(USA and Canada)
Jackie King (Hill & Knowlton Canada)
+1 613 298 8014
jackie.king@hillandknowlton.ca

(Spain)
Ignacio Agreda: +34 94 489 4162

Oscar Fleites: +34 98 512 60 29

(France)
Sandra Luneau +33 1 41 25 65 04

Investor relations
E-mail: investor.relations@arcelor.com

Martine Hue: +352 4792 2151

00 800 4792 4792 (toll-free, from the EU and Switzerland)

+33 1 41 25 9898